

August 14, 2006

Mr. Kenneth T. Hern
Chairman and CEO
Nova Oil, Inc.
2777 Allen Parkway, Suite 800
Houston, Texas 77019

> **Re: Nova Oil, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 1, 2006**
> **File No. 333-136202**

Dear Mr. Hern:

We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Forward-looking Statements, page 16

1.   As your risk factors section makes clear, your stock is subject to the penny stock rules. Therefore, the safe harbor that the PSLRA of 1995 otherwise would provide is unavailable. Please remove this reference.

Selling Stockholders, page 29

2.   Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by <u>each</u> of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly

available CF telephone interpretations, as well as interpretation 4S of the
Regulation S-K portion of the March 1999 supplement to the CF telephone
interpretation manual.

Closing Comments

As appropriate, please amend the above filings in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Tangela S. Richter
Branch Chief

cc: J. Wynn

via facsimile
Roger W. Bivans, Esq.
Baker & McKenzie, LLP
(214) 965-5955